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                                                                  EXHIBIT 99.2


                                       FOR:  BEC Group, Inc.
                                             555 Theodore Fremd Avenue
                                             Suite B-302
                                             Rye, New York 10580
                                             914-967-9400
FOR IMMEDIATE RELEASE:            CONTACT:   Martin E. Franklin
                                             Chairman & CEO

                                             Ian Ashken
                                             Chief Financial Officer
                                             914-967-9400

                                             Michele Katz/Jessica Davis/Jason
                                             Langer Press: Richard
                                             Dukas/Elizabeth Pieroni
                                             Morgen-Walke Associates, Inc.
                                             212-850-5600


      BEC GROUP SIGNS DEFINITIVE AGREEMENT TO ACQUIRE ILC TECHNOLOGY, INC. **BOLLE INC. TO BE SPUN OFF TO BEC GROUP SHAREHOLDERS PRIOR TO CLOSING

Rye, NY, October 31, 1997 - BEC Group, Inc. (NYSE:EYE), the parent company of ORC Technologies, Inc. and Bolle Inc., today announced the signing of a definitive merger agreement with ILC Technology, Inc. (NASDAQ: ILCT), whereby BEC Group, Inc. will acquire ILC Technology in an all stock transaction. Prior to closing the transaction, BEC Group plans to spin-off its Bolle Inc. subsidiary to BEC Group shareholders. BEC Group shareholders will receive one share of Bolle Inc. common stock for every three shares of BEC Group common stock held at the time of the spin-off. It is expected that Bolle Inc. will be listed on the NASDAQ National Exchange. Martin E. Franklin will serve as non-executive Chairman of Bolle Inc. and Gary Kiedaisch will continue as Chief Executive Officer.

         Under the terms of the agreement, ILC Technology shareholders will receive 4.36 shares of BEC Group common stock (2.18 shares after giving effect to a proposed one-for-two reverse stock split) for each share of ILC Technology common stock outstanding. ILC Technology had 4,879,811 common shares outstanding at September 30, 1997, and BEC Group had 21,286,484 shares outstanding assuming full conversion of the principal amount of its convertible notes (17,631,082 actual outstanding). The market value of ILC Technology's common stock, based on its October 30, 1997 closing price of $11.75, was approximately $57 million. The completion of the acquisition is subject to approval by both BEC Group and ILC Technology shareholders, regulatory approvals, as well as other customary closing conditions. Chairmen of the two companies, Martin E. Franklin and Henry
C. Baumgartner, have entered into voting agreements in favor of the transaction.


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BEC Group, Inc.                                                     Page 2


         BEC Group will be renamed Lumen Technologies, Inc., and will be the holding company of three businesses, ORC Technologies, ILC Technology, and Voltarc Technologies. Lumen Technologies will have combined annualized revenues of approximately $140 million, and will continue to be headquartered in Rye, NY. The Company will continue to be listed on the New York Stock Exchange.

         Sunnyvale, California-based ILC Technology, with revenues from continuing operations of approximately $51 million, is a developer, manufacturer and distributor of high-performance light source products for a broad range of medical, communication, aerospace, military, entertainment and consumer applications. Products include flashlamps, Cermax(R) short arc xenon lamps, mercury short arc lamps, mercury capillary lamps, metal halide lamps and other advanced light source products for aerospace and military applications.

         Mr. Martin E. Franklin, Chairman and Chief Executive Officer of BEC Group, commented, "We are delighted to have reached a definitive agreement with ILC Technology. The products manufactured by ILC Technology are complementary to ORC's product lines and we see tremendous opportunity to extend and strengthen the Company's product portfolio and market reach, while optimizing synergies across the combined entities. We believe the combination, which will create the leading US-based specialty discharge lighting company, will be accretive to earnings in the first full year of operations."

         Mr. Franklin added, "It has been our stated intention to create two pure-play, public companies from ORC Technologies and Bolle Inc., while building their operations to achieve critical mass. The planned acquisition of ILC Technology will allow us to obtain both of these goals and we believe that it presents an excellent opportunity to create value for both companies' shareholders. I personally look forward to working with ILC Technology's management to maximize the opportunities this combination represents."

         Richard Capra, ILC Technology's Chief Operating Officer, stated, "We have known ORC Technologies' management for years and the Company has always been a respected competitor in the forefront of the marketplace. ILC's expertise in serving the OEM-end of the specialty discharge lighting market is very complementary to ORC's strength in the aftermarket with distributors and end-users. The combination will expand our served markets and create a new host of opportunities for further growth. Both Martin and I are excited about growing Lumen Technologies into one of the leading lighting source companies in the world."

         In conjunction with the closing of the transaction, Martin E. Franklin will remain Chairman of the newly named Lumen Technologies. Richard D. Capra will assume the responsibilities of Chief Executive Officer of Lumen Technologies to oversee the transition. Ian G.H. Ashken, current BEC Group Chief Financial Officer, will assume the responsibilities of Chief Financial Officer of the combined entity. The Company's Board of Directors will include four current BEC Group Directors, four current ILC Technology Directors, and one additional board member to be named at a later date.

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BEC Group, Inc.                                                     Page 3


         Raymond James & Associates, Inc. acted as financial advisor to BEC Group in the transaction, and ILC Technology was advised by Donaldson, Lufkin & Jenrette Securities Corporation. Both advisors have rendered a fairness opinion related to the transaction.

         Statements contained herein, other than historical data, may be forward-looking and are subject to risks and uncertainties including, but not limited to, the Company's ability to achieve its sales and marketing plans and acquisition strategy, while effectively managing costs and expenses, as well as those risks set forth in the Company's Form 10-K for the period ended December 31, 1996, Forms 10-Q and other SEC filings.

         BEC Group, Inc. is a holding company for two businesses: ORC Technologies, Inc., which manufactures and markets lighting, electronic and electroformed products to a diverse customer base, and Bolle Inc., the manufacturer and worldwide marketer of Bolle(R) premium sunglasses, goggles, tactical and safety eyewear.

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